Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alaska Communications Systems Group, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-181660) on Form S-8 of Alaska Communication Systems Group, Inc. of our reports dated March 1, 2013, with respect to the consolidated balance sheets of Alaska Communications Systems Group, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012, annual report on Form 10-K of Alaska Communications Systems Group, Inc.

Anchorage, Alaska

March 1, 2013